Correspondence

jbrowne@duffordbrown.com

November 17, 2009

Via EDGAR

Anne Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Gold Resource Corporation Post-Effective Amendment on Form S-1/A Filed October 7, 2009 Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 15, 2009 File No. 333-129321

Dear Ms. Nguyen Parker:

On behalf of our client, Gold Resource Corporation (“Company”), we are writing in response to your letter dated October 27, 2009.  The purpose of this letter is to describe the Company’s response to the comments of the staff.

Accordingly, the Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Comment No. 1

1.  We note that you have not checked the box on the cover page of the Form 10-K to indicate that you are an accelerated filer.  However, you state that the aggregate market value of the common stock held by non-affiliates as of the last business day of your most recently completed second fiscal quarter was $118,606,778.  Please refer to the definition of “accelerated filer” in Exchange Act Rule 12b-2.  Also refer to Question 2 in the Smaller Reporting Company Compliance and Disclosure Interpretations, which may be found at http://www.sec.gov/info/smallbus/src-cdinterps.htm, and to Question 130.04 in the Exchange Act Rules Compliance and Disclosure Interpretations, which may be found at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Please make any appropriate revisions to your Form 10-K

RESPONSE:  Comment complied with.  The Company will file an amendment to its Form 10-K as discussed in more detail in the response to Comment No. 2 below and check the box to indicate that it is an accelerated filer.

Anne Nguyen Parker, Branch Chief
November 17, 2009

Controls and Procedures, page 48

Comment No. 2

We note your statement that “As permitted by applicable SEC rules, this report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report . . . was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.”

Please refer to Item 308T of Regulation S-K and provide us with your analysis as to why the attestation report was not required if you are an accelerated filer.

RESPONSE:  Following our conversations with the staff, the Company will provide the attestation report and will amend its Form 10-K to include the report as soon as possible.  The Company anticipates that it will be in a position to provide the report in an amendment to its Form 10-K prior to the end of the calendar year, and will contact the staff in the event the Company encounters any unforeseen obstacles or delays.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ Jessica M. Browne
Jessica M. Browne, Esq.

cc:           Gold Resource Corporation
W. Edward Schenkein, CPA
David Babiarz, Esq.